

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2024

Michael G. O'Grady
Chairman and Chief Executive Officer
Northern Trust Corporation
50 South La Salle Street
Chicago, IL 60603

> **Re: Northern Trust Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 6, 2024**
> **File No. 001-36609**

Dear Michael G. O'Grady:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program